UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

      Dreyfus Premier Opportunity Funds
      200 Park Avenue
      New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-09891

      Securities Act File Number: 33-34474

4(a). Last day of fiscal year for which this notice is filed:

         April 30, 2004

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days
      after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

Dreyfus Premier Health Care Fund - Class A
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 862,610
             fiscal year pursuant to section 24(f):   --------------

      (ii)   Aggregate price of securities redeemed or $ 541,951
             repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ -0-
             repurchased during any PRIOR fiscal year ending no   --------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees
             payable to the Commission:

      (iv)   Total available redemption credits [add Items   -$ 541,951
             5(ii) and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item $ 320,659
             5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi)   Redemption credits available for use in future $ -0-
             years – if Item 5(i) is less than Item 5(iv)   --------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   x   .0001267
             Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 40.63
        5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                                  +$ N/A
                                                                     ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                                                   =$ 40.63
                                                                     =============

Dreyfus Premier Health Care Fund - Class B
5.   Calculation of registration fee:

        (I)   Aggregate sale price of securities sold during the $ 553,673
                fiscal year pursuant to section 24(f):   ---------------

        (ii)   Aggregate price of securities redeemed or $ 9,256
                repurchased during the fiscal year: ---------------

        (iii)   Aggregate price of securities redeemed or $ -0-
                repurchased during any PRIOR fiscal year ending no ---------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees
                payable to the Commission:

        (iv)   Total available redemption credits [add Items   -$ 9,256
                5(ii) and 5(iii):   -------------

        (v)   Net Sales - if Item 5(I) is greater than Item $ 544,417
                5(iv) [subtract Item 5(iv) from Item 5(i)]:   ---------------

        (vi)   Redemption credits available for use in future $ -0-
                years – if Item 5(i) is less than Item 5(iv)   ---------------
                [subtract Item 5(iv) from Item 5(I)]:

        (vii)   Multiplier for determining registration fee (See   x   .0001267
                Instruction C.9):   -------------

        (viii) Registration fee due (multiply Item 5(v) by Item   =$ 68.98
                5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

                                                                        +$ N/A
                                                                        ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

                                                                        =$ 68.98
                                                                        =============

Dreyfus Premier Health Care Fund - Class C
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 254,328
             fiscal year pursuant to section 24(f):   --------------

      (ii)   Aggregate price of securities redeemed or $15,202
             repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ -0-
             repurchased during any PRIOR fiscal year ending no   --------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees
             payable to the Commission:

      (iv)   Total available redemption credits [add Items   -$15,202
             5(ii) and 5(iii):   -------------

      (v)   Net Sales - if Item 5(I) is greater than Item $ 239,126
             5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi)   Redemption credits available for use in future $ -0-
             years – if Item 5(i) is less than Item 5(iv)   --------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   x   .00001267
             Instruction C.9):   --------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$ 30.30
             5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

                                                                        +$ N/A
                                                                        ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

                                                                        =$ 30.30
                                                                        =============

Dreyfus Premier Health Care Fund - Class R
5.   Calculation of registration fee:

                                                                                    3

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 1,008,345
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$10
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0-
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 10
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 1,008,335
(vi)	Redemption credits available for use in future years – if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$ -0-
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .00001267
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 127.76

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                    +$ N/A

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$ 127.76

Dreyfus Premier Health Care Fund - Class T
5. Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 23,145
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 1
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0-

4

(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 1	-------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 23,144	--------------
(vi)	Redemption credits available for use in future years – if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$ -0-	---------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .00001267	--------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 2.93	==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 2.93
=============

Dreyfus Premier NexTech Fund – Class A
5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$3,430,205	--------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$9,285,458	--------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$16,477,425	--------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$25,762,883	-------------
(v)	Net Sales – if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$	---------------
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(22,332,678)	---------------

5

(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .0000809 --------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ -0- ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-
=============

Dreyfus Premier NexTech Fund – Class B

5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$1,094,170 ---------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$8,106,867 ---------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$7,742,756 ---------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 15,849,623 -------------
(v)	Net Sales – if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ ---------------
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(14,755,453) ---------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .0000809 -------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ -0- ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year

for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                            +$ N/A
                                                              ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                            =$ -0-
                                                              =============

Dreyfus Premier NexTech Fund – Class C
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $499,800
             fiscal year pursuant to section 24(f):   ---------------

      (ii)   Aggregate price of securities redeemed or $3,360,640
             repurchased during the fiscal year: ---------------

      (iii) Aggregate price of securities redeemed or $ 4,408,842
             repurchased during any PRIOR fiscal year ending no   ---------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees
             payable to the Commission:

      (iv)   Total available redemption credits [add Items   -$ 7,769,482
             5(ii) and 5(iii):   --------------

      (v)   Net Sales – if Item 5(I) is greater than Item $
             5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi)   Redemption credits available for use in future $(7,269,682)
             years -- if Item 5(i) is less than Item 5(iv)   ---------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   x   .0000809
             Instruction C.9):   --------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$ -0-
             5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                            +$ N/A
                                                              ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                            =$ -0-
                                                              =============

7

Dreyfus Premier NexTech Fund – Class T

5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $10,971

    (ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $448,310

    (iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $293,912

    (iv) Total available redemption credits [add Items 5(ii) and 5(iii):   -$742,222

    (v)   Net Sales – if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $

    (vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: $(731,251)

    (vii) Multiplier for determining registration fee (See Instruction C.9):   x .0000809

    (viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):   =$ -0-
==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

    +$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

    =$ -0-
=============

Grand Total: **=$ 270.60**
=============

9.   Date the registration fee and interest payment was sent to the Commission's lockbox depository:

    Method of Delivery:

        [X] Wire Transfer
        [   ] Mail or other means

                              SIGNATURES

     This report has been signed below by the following person on behalf of the issuer and
     in the capacity and on the date indicated.

     By (Signature and Title)*   /s/ Jeff Prusnofsky
                                    _____
                                    Jeff Prusnofsky, Assistant Secretary

     Date: July 23, 2004

* Please print the name and title of the signing officer below the signature.